Exhibit 99.5

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Names Microsoft Veteran as General Manager for

Australia and New Zealand

SHANGHAI, ATLANTA, Jan. 24, 2011 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced that Brian Holder has been named general manager for the Australian and New Zealand operations of the company.

Holder brings nearly 20 years of experience working at Microsoft Corporation in a variety of management roles, recently as sales director for Microsoft Dynamics in Australia. Prior to joining CDC Software, Holder drove the business development activities in Microsoft’s Corporate Online Services business in Australia including management of direct sales and partnerships. Earlier, he served in various management and engineering roles with companies that included NEC Australia, Hewlett-Packard Australia and ICL U.K. and Australia.

“I am delighted that Brian has joined CDC Software,” said Bruce Cameron, president of CDC Software. “Brian has a wealth of experience building successful sales channels in Australia. With his extensive expertise and invaluable sales and customer management skills, we believe we can expand more aggressively in the coming years in this very important part of our Asia/Pacific region.”

“I am excited to join CDC Software to help drive market share across the product range more extensively in Australia,” said Holder. “I particularly look forward to focusing on the PeoplePoint solution for the Aged Care industry. I believe we have a huge opportunity to have a positive impact in that sector and look forward to working with CDC Software to help leverage its impressive global infrastructure of sales and support.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding services to be provided by Mr. Holder, our ability to expand more aggressively in certain regions in the coming years and drive market share, our ability to leverage our global infrastructure of sales and support in the future, our beliefs about strategic growth initiatives, our beliefs about our ability to successfully expand sales in Australia and New Zealand in the future, our beliefs about our future and potential market position and opportunities for long-term success, our beliefs regarding future growth by CDC Software, our beliefs regarding the continued service of any of our executives or directors, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and service offerings to respond to the needs of current, new and potential customers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments; (e) the dependence on customer satisfaction with the company’s services; and (f) the future growth of the IT services industry. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Software Corporation in its Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on June 1, 2010. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.